Filed pursuant to Rule 253(g)(2)
File No. 024-12488

SUPPLEMENT NO. 5 DATED OCTOBER 30, 2024
TO THE OFFERING CIRCULAR DATED SEPTEMBER 6, 2024

_____________________________________

STARFIGHTERS SPACE, INC.
Reusable Launch Hangar, Hangar Rd.
Cape Canaveral, FL, 32920
312-261-0900

This document supplements, and should be read in conjunction with, the offering circular of Starfighters Space, Inc. ("we," "our," "us," or the "Company"), dated September 6, 2024 (the "Offering Circular"), Supplement No. 1 to Offering Circular filed with the Securities and Exchange Commission (the "SEC") on September 20, 2024, Supplement No. 2 to Offering Circular filed with the SEC on September 25, 2024, Supplement No. 3 to Offering Circular filed with the SEC on October 8, 2024, and Supplement No. 4 to Offering Circular filed with the SEC on October 28, 2024. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This supplement is being filed to include the attached Current Report on Form 1-U filed by the Company with the SEC on October 30, 2024.

Investing in our Common Stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" in the Offering Circular starting on page 10 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 5 to the Offering Circular is October 30, 2024.

CURRENT REPORT ON FORM 1-U

(See attached)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 30, 2024 (October 29, 2024)

STARFIGHTERS SPACE, INC.
(Exact name of issuer as specified in its charter)

Delaware	92-1012803
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Reusable Launch Vehicle Hangar, Hangar Rd. Cape Canaveral, FL, 32920
(Full mailing address of principal executive offices)

321-261-0900
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Shares of Common Stock

Item 9.   Other Events

Amendment to Loan and Security Agreements

On October 29, 2024, Starfighters Space, Inc. (the "Company"), its indirect wholly owned subsidiary, Starfighters, Inc. (the "SFI") and Space Florida, an independent special district, a body politic and corporate, and a subdivision of the State of Florida (the "Space Florida") entered into an Amendment to Loan and Security Agreements (the "Amendment to Loan and Security Agreements") effective November 1, 2024 (the "Effective Date"), to among other things:

(i) confirm that SFI and/or Space Florida previously executed and delivered the following loan documents: (a) Loan Agreement 12-096 dated February 16, 2012 (the "Loan Agreement"), (b) Security Agreement dated February 16, 2012, by SFI in favor of Space Florida (the "Security Agreement"), and (c) a Promissory Note dated February 16, 2012, made by SFI in favor of Space Florida in the principal amount of $1,436,000.63 (the "Promissory Note", and together with the Loan Agreement and the Security Agreement, the "Loan Documents"; the borrowing under the Loan Documents, as amended by the Amendment to Loan and Security Agreements, being referred to as the "Loan");

(ii) confirm that the Loan was originally made by Space Florida to SFI to purchase equipment used in SFI's business and that the Loan is secured by a first-priority security interest in the personal property described in Exhibit A to the Amendment to Loan and Security Agreement (the "Collateral"), which is owned by SFI free and clear of all other security interests or liens;

(iii) confirm that on or about September 16, 2022 (the "Rate Adjustment Date"), SFI and Space Florida agreed to make the Loan subject to a new interest rate of three percent (3%) per annum (the "Adjusted Rate") and began to accrue the interest on the Loan in accordance with the Adjusted Rate beginning on the Rate Adjustment Date, but did not memorialize the Adjusted Rate in writing;

(iv) confirm that the Adjusted Rate has been in effect as of the Rate Adjustment Date, and that the outstanding principal amount of the Loan, together with the accrued and unpaid interest thereon, is $1,512,627.17 as of the Effective Date; and

(v) memorialize the parties' agreement that, in full and final settlement of the aggregate principal amount of the Loan outstanding plus all accrued and unpaid interest outstanding (the "Conversion Amount"), will convert into shares of common stock of the Company ("Conversion Shares") on the date the Company completes a public listing on any national securities exchange registered under Section 6 of the United States Securities Exchange Act of 1934, as amended, which includes The Nasdaq Stock Market (a "Public Listing").

The Amendment to Loan and Security Agreements contemplates that the Conversion Amount will convert at (a) the price per security of the Company's initial public offering, (i) the deemed share price at which any other transaction involving the Company is effected, including without limitation, a merger, business combination, amalgamation arrangement, share exchange, reverse-takeover, capital pool transaction, or any similar transaction resulting in the shares, a derivative of the shares or common shares of another issuer exchanged therefor being listed on a national securities exchange in the United States, or (c) the reference price per share calculated in accordance with the policies of the applicable national securities exchange in the event the Company completes a direct public listing.

Space Florida has agreed that, upon the issuance of the Conversion Shares:

(i) all payment and other obligations of SFI to Space Florida under or in connection with the Loan Documents shall be satisfied in full and be terminated and Space Florida shall have no further obligation to extend further credit to SFI under or in connection with the Loan Documents;

(ii) Space Florida's security interests in, and other liens, charges, caveats or other encumbrances of any kind or character whatsoever on the Collateral, and any and all real or personal property, assets or undertaking of SFI granted under or in connection with the Loan Documents (collectively, the "Discharged Security Interests"), shall be immediately released;

(iii) Space Florida will (A) execute and deliver to SFI or as SFI may request, as soon as practicable, but in no event prior to the receipt of a certificate from the Company evidencing the Conversion Shares, registrable discharges and releases or similar instruments of the Discharged Security Interests, provided that all the foregoing shall be prepared at the cost of SFI, and (B) return to SFI or as SFI may direct, any and all assets or properties of SFI in its possession, in each case to effect the discharge and release of the Discharged Security Interests;

(iv) without limiting Space Florida's obligation to execute and the deliver discharges set out in paragraph (iii) immediately above, upon Space Florida's receipt of the certificates evidencing the Conversion Shares, Space Florida or any agent on its behalf, shall prepare, execute and file registrable discharges and releases of any and all security interests or any financing statement or notice in respect thereof representing the Discharged Security Interests; and

(v) the Loan Documents shall be terminated, cancelled and of no further force and effect.

The foregoing description of the Amendment to Loan and Security Agreements does not purport to be complete and is qualified in its entirety by the Amendment to Loan and Security Agreements, which is filed as Exhibit 6.1 hereto and is incorporated by reference herein.

The Conversion Shares that may be issued to Space Florida have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and will be issued pursuant to an exemption from the registration requirements under the U.S. Securities Act and applicable state securities laws. The Conversion Shares shall be issued as "restricted securities" within the meaning of Rule 144(a)(3) of the U.S. Securities Act.

Exhibit Index

Exhibit	Description

6.1	Amendment 1 to Loan and Security Agreements among Starfighters, Inc., Starfighters Space, Inc. and Space Florida, dated effective as of November 1, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIGHTERS SPACE, INC.

DATE: October 30, 2024	By:	/s/ David Whitney
David Whitney Chief Financial Officer

AMENDMENT 01

to

LOAN AND SECURITY AGREEMENTS

THIS AMENDING AGREEMENT 01 ("Amendment") is made effective as of November 1, 2024 (the "Effective Date") among STARFIGHTERS, INC., a Florida corporation ("Borrower", "Debtor", or "Maker"), whose address is Reusable Launch Vehicle Hangar, Hangar Rd, Cape Canaveral, FL, 32920, STARFIGHTERS SPACE, INC., a Delaware corporation ("Parent"), whose address is Reusable Launch Vehicle Hangar, Hangar Rd, Cape Canaveral, FL, 32920, and SPACE FLORIDA, an independent special district, a body politic and corporate, and a subdivision of the State of Florida ("Lender"), whose address is 505 Odyssey Way, Suite 300, Exploration Park, FL, 32953. The Borrower, Parent, and Lender are referred to each as a "Party" and collectively as the "Parties."

RECITALS:

A. Lender is an independent special district of the State of Florida, created by Chapter 331, Part II, Florida Statutes, for the purposes of fostering the growth and development of a sustainable and world-leading space industry in Florida.

B. Borrower is a Florida corporation engaged in the business of, among other things, operating flight-ready F-104 supersonic aircraft based at NASA's Kennedy Space Center, for the purposes of government and commercial customers for a variety of missions.

C. Borrower is a wholly owned subsidiary of Parent.

D. Borrower and Lender previously entered the following loan documents:

i. Loan Agreement 12-096 dated February 16, 2012, between Borrower and Lender ("Loan Agreement").

ii. Security Agreement dated February 16, 2012, by Borrower in favor of Lender ("Security Agreement").

iii. Promissory Note dated February 16, 2012, made by Borrower in favor of Lender in the principal amount of $1,436,000.63 ("Promissory Note").

The Loan Agreement, Security Agreement, and Promissory Note are collectively referred to herein as the "Loan Documents," and the borrowing under the Loan Documents, as amended hereby, is referred to hereunder as the "Loan."

E. The Loan was originally made by Lender to Borrower to purchase equipment used in Borrower's business. The Loan is secured by a first-priority security interest in the personal property described in Exhibit A attached hereto and incorporated herein (collectively, the "Collateral") which is owned by the Borrower free and clear of all other security interests or liens.

F. On or about September 16, 2022 (the "Rate Adjustment Date"), the Borrower and Lender agreed to make the Loan subject to a new interest rate of 3.0% per annum (the "Adjusted Rate") and began to accrue the interest on the Loan in accordance with the Adjusted Rate beginning on Rate Adjustment Date, but did not memorialize the Adjusted Rate in writing.

G. The Parties have agreed to enter this Amendment to confirm that the Adjusted Rate took effect on the Rate Adjustment Date, and to provide for the conversion of the Loan into common stock of the Parent ("Parent Stock").

NOW THEREFORE, for good and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties do hereby agree as follows:

1. Recitals. The above Recitals are true and correct and are hereby incorporated herein by reference.

2. Acknowledgement of Adjusted Rate and Loan Balance. The Parties hereby acknowledge and agree that the Adjusted Rate has been in effect as of the Rate Adjustment Date, and as of the Effective Date the outstanding principal amount of the Loan, together with the accrued and unpaid interest thereon, is $1,512,627.17.

3. Conversion of Loan Agreement. The Borrower and Lender agree that in full and final settlement of the aggregate principal amount of the Loan outstanding plus all accrued and unpaid interest outstanding will convert into Parent Stock on the date Starfighters Space, Inc. completes a public listing on any national securities exchange registered under Section 6 of the United States Securities Exchange Act of 1934, as amended, which includes The Nasdaq Stock Market (a "Public Listing"). The Conversion Amount will convert at (a) the price per security of Starfighter's Space, Inc. initial public offering, (b) the deemed share price on the initial offering or other transaction involving Starfighter's Space Inc., including without limitation, a merger, business combination, amalgamation arrangement, share exchange, reverse-takeover, capital pool transaction, or any similar transaction resulting in the Shares, a derivative of the Shares, or common shares of another issuer exchanged therefor being listed on a national securities exchange in the United States, or (c) the reference share price per Share calculated in accordance with the policies of the applicable national securities exchange in the event Starfighters Space, Inc, complete a direct Public Listing.  Lender hereby agrees that upon issuance of the Shares of Parent Stock to Lender:

a. all payment and other obligations of Borrower, and any of its subsidiaries (collectively, the "Borrower Group"), to Lender under or in connection with the Loan Documents shall be satisfied in full and be terminated and Lender shall have no further obligation to extend further credit to Borrower under or in connection with the Loan Documents;

b. Lender's security interests in, and other liens, charges, caveats or other encumbrances of any kind or character whatsoever on the Collateral, and any and all real or personal property, assets or undertaking of Borrower Group granted under or in connection with the Loan Documents (collectively, the "Discharged Security Interests"), shall be immediately released;

c. Lender agrees to (i) execute and deliver to Borrower or as Borrower may request, as soon as practicable, but in no event prior to the receipt of a certificate from Parent evidencing the Share, registrable discharges and releases or similar instruments of the Discharged Security Interests, provided that all the foregoing shall be prepared at the cost of Borrower, and (ii) return to Borrower or as Borrower may direct, any and all assets or properties of Borrower Group in its possession, in each case to effect the discharge and release of the Discharged Security Interests;

d. without limiting Lender's obligation to execute and the deliver discharges set out in paragraph 3.c above, upon Lender's receipt of the certificates evidencing the Shares from Parent, Lender or any agent on its behalf, shall prepare, execute and file registrable discharges and releases of any and all security interests or any financing statement or notice in respect thereof representing the Discharged Security Interests; and

e. the Loan Documents shall be terminated, cancelled and of no further force and effect.

4. Representations and Warranties of the Lender. Lender represents and warrants to Borrower and Parent, as of the date hereof, the following:

a. Lender has the full power and capacity to enter, execute and perform this Amendment, which Amendment, once executed by Lender, shall be the valid and binding obligation of Lender, enforceable against such party by any court of competent jurisdiction in accordance with its terms.

b. Lender is not bound by or subject to any contract, agreement, court order or judgment, administrative ruling, law, regulation or any other item which prohibits or restricts such party from entering into and performing this Amendment in accordance with its terms, or requiring the consent of any third party prior to the entry into or performance of this Amendment in accordance with its terms by Lender.

c. Lender has had the opportunity to ask questions of and receive answers from Parent concerning the terms and conditions of the offering of the Shares contemplated hereby and has had access to such information concerning Parent as it has considered necessary or appropriate in connection with its investment decision to acquire the Shares.

d. All costs and expenses incurred by Lender (including any fees and disbursements of legal counsel retained by Lender) relating to the purchase of the Shares by Lender hereunder will be borne solely by Lender.

e. Lender shall provide Parent with such information and documents, including certificates, statutory declarations and undertakings, as they may reasonably require from time to time to comply with any filing or other requirements under applicable securities laws.

f. Lender is not aware of any person that will receive a commission or other remuneration being paid, either directly or indirectly, for soliciting the conversion of the Outstanding Debt into Shares.

g. None of the funds Lender has provided to Borrower pursuant to the Loan Documents, which are being converted into Shares are, to the knowledge of Borrower, proceeds obtained or derived, directly or indirectly, because of illegal activities.  Such funds do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the "PCMLTFA") or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (United States) (the "USA PATRIOT Act") or similar legislation, and Lender acknowledges that Parent may in the future be required by law to disclose the name of Lender and other information relating to this Amendment and the subscription hereunder, on a confidential basis, pursuant to the PCMLTFA, USA PATRIOT Act or similar legislation. To the best of the Lender's knowledge: (i) none of the funds advanced to Borrower pursuant to the Loan Documents: (A) have been or will be derived directly or indirectly from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction; or (B) are being tendered on behalf of a person or entity who has not been identified to Parent; and (ii) Lender will promptly notify Parent if Lender discovers that any of such representations cease to be true, and to provide Parent with appropriate information in connection therewith; and

h. Lender agrees to indemnify and hold harmless Parent and its officers, directors, employees and agents from and against any and all costs, liabilities and expenses, including attorneys' fees, arising out of or related in any way to any breach of any confirmation, representation, warranty or undertaking of Lender contained in this Section 4.

5. Notices.  All notices, requests, demands and other communications to be given hereunder shall be in writing and shall be deemed to have been duly given on the date of personal service or transmission by fax if such transmission is received during normal business hours of the addressee, or on the first business day after sending the same by overnight courier service, or on the third business day after mailing the same by certified or registered mail, addressed as set forth below, or at such other address as any Party may hereafter indicate by notice delivered as set forth in this Section:

 If to Borrower or Parent: STARFIGHTERS, INC.

 Reusable Launch Vehicle Hangar

 Hangar Rd, Cape Canaveral, FL, 32920

 Attn:

 Phone:

 STARFIGHTERS SPACE, INC.,

 Reusable Launch Vehicle Hangar

 Hangar Rd, Cape Canaveral, FL, 32920

 If to Lender: SPACE FLORIDA,

 505 Odyssey Way, Suite 300

 Exploration Park, FL, 32953

 Howard Haug, EVP, Treasurer & Chief Investment Officer

 321-730-5301 ext. 227

6. Enurement.  This Amendment will be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

7. Entire Agreement and Headings.  This Amendment contains the entire agreement of the Parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Amendment may be amended or modified in any respect by written instrument only. The headings contained herein are for convenience only and will not affect the meanings or interpretation hereof.

8. Time of Essence.  Time will be of the essence of this Amendment.

9. Counterparts; Execution. The Parties may sign this Amendment in several counterparts, each of which will be deemed to be an original but all of which together will constitute one instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

10. Governing Law and Venue. This Amendment shall be governed by and construed in accordance with the laws of the State of Florida. The Parties agree that exclusive jurisdiction and venue for any litigation arising under this Amendment shall lie only within the 18th Judicial Circuit of Florida, in Brevard County, Florida.

11. WAIVER OF TRIAL BY JURY. BORROWER, PARENT ANY PARTNERS OF BORROWER OR PARENT, WHETHER GENERAL OR LIMITED PARTNERS, AND ANY GUARANTORS HEREUNDER AND LENDER AGREE THAT NONE OF BORROWER, PARENT NOR ANY OF THEIR RESPECTIVE PARTNERS NOR ANY ASSIGNEES, SUCCESSORS, HEIRS OR LEGAL REPRESENTATIVES OF BORROWER OR PARENT OR ANY OF THEIR RESPECTIVE PARTNERS OR LENDER (ALL OF WHOM ARE HEREINAFTER REFERRED TO AS THE "PARTIES") SHALL SEEK A JURY TRIAL IN ANY LAWSUIT PROCEEDINGS, COUNTERCLAIM, OR ANY OTHER LITIGATION PROCEDURE BASED UPON OR ARISING OUT OF THIS AMENDMENT, THE SUBSCRIPTION AGREEMENT OR ANY INSTRUMENT EVIDENCING, SECURING OR RELATING TO THE LOAN, ANY RELATED AGREEMENT OR INSTRUMENT, ANY OTHER COLLATERAL FOR THE LOAN OR THE DEALINGS OR THE RELATIONSHIP BETWEEN OR AMONG THE PARTIES, OR ANY OF THEM. NONE OF THE PARTIES WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS PARAGRAPH HAVE BEEN FULLY NEGOTIATED BY THE PARTIES AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTION. LENDER HAS IN NO WAY AGREED WITH OR REPRESENTED TO ANY OF THE OTHER PARTIES THAT PROVISIONS OF THIS PARAGRAPH WILL NOT BE FULLY ENFORCED IN ALL INSTANCES. THIS PROVISION IS A MATERIAL INDUCEMENT FOR LENDER ENTERING INTO THIS AMENDMENT.

[SIGNATURE PAGE FOLLOWS NEXT.]

WHEREAS, the Parties have executed and delivered this Amendment and have intended the same to be and become effective as of the Effective Date.

BORROWER:

STARFIGHTERS, INC. a Florida corporation

By:	/s/ Rick Svetkoff
Richard Svetkoff, President

Date:	October 29, 2024

PARENT:

STARFIGHTERS SPACE, INC. a Delaware corporation

By:	/s/ Rick Svetkoff
Richard Svetkoff, President

Date:	October 29, 2024

LENDER:

SPACE FLORIDA, an independent special district of the State of Florida

By:	/s/ Howard Haug
Name:	Howard Haug
Title	EVP Treasurer & Chief Investment Officer

Date:	October 29, 2024

EXHIBIT A

DESCRIPTION OF COLLATERAL

General Electric Jet Engine J79-OEL-7 (Serial Number 7300)

Location of Collateral:

Reusable Launch Vehicle Hanger

Kennedy Space Center, Florida

EXHIBIT B

REGISTRATION AND DELIVERY INSTRUCTIONS
FOR SHARES

Register the Shares as set forth below:

________________________________________________
(Name to appear on Share Certificate/Instrument)

________________________________________________
(Account Reference, if applicable)

________________________________________________
(Address, including postal or zip code)

________________________________________________

________________________________________________

Delivery Instructions as set forth below:

________________________________________________
(Name)

________________________________________________
(Account Reference, if applicable)

________________________________________________
(Address, including postal or zip code)

________________________________________________

________________________________________________
(Telephone Number)

________________________________________________
(email address)